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                                                                    Exhibit 23.2


                 NOTICE REGARDING CONSENT OF ARTHUR ANDERSEN LLP


         On July 23, 2002, the Audit Committee approved discontinuing the engagement of Arthur Andersen LLP ("Arthur Andersen") as the Company's independent auditors and engaging Deloitte & Touche LLP ("Deloitte & Touche") to serve as the Company's independent auditors for the year ending December 31, 2002. This Form 10-K, which includes the report of Arthur Andersen on our consolidated balance sheet for the year ended December 30, 2001, and the related consolidated statements of income, stockholders' equity and cash flows for each of the two years in the period ended December 30, 2001, is incorporated by reference into the Company's filings on Form S-8 (Registration Nos. 333-26297, 333-65379,333-86222 and 333-88973) (collectively, the "Registration
Statements"). After reasonable efforts, we have been unable to obtain Arthur Andersen's consent to incorporate by reference into the Registration Statements its audit report with respect to the Company's financial statements of the Company as of December 30, 2001 and for the two years then ended. Under these circumstances, Rule 437(a) under the Securities Act of 1933, as amended, permits us to file this Form 10-K without such consent from Arthur Andersen. The absence of such consent may limit recovery by investors on certain claims, including the inability of investors to assert claims against Arthur Andersen under Section 11 of the Securities Act for any untrue statements of a material fact contained, or any omissions to state a material fact required to be stated, in those audited financial statements. In addition, the ability of Arthur Andersen to satisfy any claims (including claims arising from Arthur Andersen's provision of auditing and other services to us) may be limited as a practical matter due to recent events regarding Arthur Andersen.